

September 26, 2014

Via E-mail
Charlie Deignan
Chief Financial Officer
Clearside Biomedical, Inc.
150 North Hill Drive, Suite 24
Brisbane, CA 94005

> **Re:** **Clearside Biomedical, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 9, 2014**
> **CIK No. 0001539029**

Dear Mr. Deignan:

We have reviewed your amended confidential draft registration statement and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Legal Proceedings, page 130

1. We note you deleted the following disclosure in this amendment: "…and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition." Please note that Item 103 of Regulation S-K requires disclosure regarding material pending legal proceedings. Please tell us why you deleted the disclosure in question. If you are aware of such material pending legal proceedings, you should provide the relevant disclosure in this section.

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jim Peklenk at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Brian F. Leaf
        Cooley LLP